NEWPORT GOLD INC.

336 #1 Queen St. S
Mississauga, Ontario Canada
L5M 1M2

To:	Jill S. Davis
Branch Chief, United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.20549-7410

From:	Derek Bartlett
President
Newport Gold Inc.

Date:	August 29,2007

Re:	Form 10-KSB for Fiscal Year Ended December 31,2006
Filed April 20, 2007
File No. 0-52214

Dear Jill,

The company would like to thank you for your assistance in our compliance with applicable disclosure requirements. We have received your comment letter regarding our Form 10-KSB, filed April 20, 2007. The company understands that you have some questions and comments that require further clarification. Please be advised that you will receive a comprehensive Edgarised comment response from Newport Gold Inc. by September 17, 2007.

Sincerely,

Derek Bartlett
President, Newport Gold Inc.